SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 23)*

                               AEP Industries, Inc.
                                 (Name of Issuer)

                                      Common
                         (Title of Class of Securities)

                                    001031103
                                  (CUSIP Number)

                              William Ehrman
                EGS Partners, L.L.C., 350 Park Ave., 11th Fl.,
                         New York, NY 10022 212-755-9000
               (Name, address and telephone number of person
             authorized to receive notices and communications)

                              September 4, 1998
         (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /

     Check the following box if a fee is being paid with the statement
/ /. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
                              PAGE 1 OF 21 PAGES

                          13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                   EGS Associates, L.P.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                 WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                 / /
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  265,637
------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          265,637
------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                         265,637
------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                         3.65%
------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                         PN
------------------------------------------------------------------------
         **SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 2 OF 21 PAGES

                         13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                   EGS Partners, L.L.C.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  620,253
------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          622,625
------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                         622,625
------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                         8.56%
------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                      IA
------------------------------------------------------------------------
           **SEE INSTRUCTIONS BEFORE FILLING OUT!

                             PAGE 3 OF 21 PAGES

                        13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                   Bev Partners, L.P.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  94,557
------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          94,557
------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                         94,557
------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                         1.30%
------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                      PN
------------------------------------------------------------------------
           **SEE INSTRUCTIONS BEFORE FILLING OUT!

                             PAGE 4 OF 21 PAGES

                        13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                   Jonas Partners, L.P.
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                 WC
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      Delaware
------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  20,883
------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          20,883
------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                         20,883
------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                        .29%
------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                         PN
------------------------------------------------------------------------
         **SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 5 OF 21 PAGES

                        13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                   William Ehrman
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                 AF   PF   OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States
------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    47,056
------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,001,332
------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 47,056
------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,042,826
------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                         1,089,882
------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                         14.98%
------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                         IN
------------------------------------------------------------------------
         **SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 6 OF 21 PAGES

                        13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                   Frederic Greenberg
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                 AF   PF   OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States
------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    5,902
------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,001,332
------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 5,902
------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,004,504
------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                         1,010,406
------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                         13.88%
------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                         IN
------------------------------------------------------------------------
         **SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 7 OF 21 PAGES

                        13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                   Frederick Ketcher
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                 AF   PF   OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States
------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    5,802
------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,001,332
------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 5,802
------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,003,704
------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                         1,009,506
------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                         13.87%
------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                         IN
------------------------------------------------------------------------
         **SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 8 OF 21 PAGES

                        13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                   Jonas Gerstl
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                 AF   OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States
------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,001,332
------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,003,704
------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                         1,003,704
------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                         13.79%
------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                         IN
------------------------------------------------------------------------
         **SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 9 OF 21 PAGES

                        13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                   James McLaren
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                 AF   OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States
------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    1,000
------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,001,332
------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 1,000
------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,003,704
------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                         1,004,704
------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                         13.81%
------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                         IN
------------------------------------------------------------------------
         **SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 10 OF 21 PAGES

                        13D
CUSIP No. 001031103
------------------------------------------------------------------------
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                   William D. Lautman
------------------------------------------------------------------------
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**
                                                               (a)  / /
                                                               (b) /x/
------------------------------------------------------------------------
     (3)  SEC USE ONLY
------------------------------------------------------------------------
     (4)  SOURCE OF FUNDS**
                 AF   OO
------------------------------------------------------------------------
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                  / /
------------------------------------------------------------------------
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                      United States
------------------------------------------------------------------------
NUMBER OF     (7)  SOLE VOTING POWER
SHARES                    -0-
------------------------------------------------------------------------
BENEFICIALLY  (8)  SHARED VOTING POWER
OWNED BY                  1,001,332
------------------------------------------------------------------------
EACH          (9)  SOLE DISPOSITIVE POWER
REPORTING                 -0-
------------------------------------------------------------------------
PERSON WITH   (10) SHARED DISPOSITIVE POWER
                          1,003,704
------------------------------------------------------------------------
     (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
           BY EACH REPORTING PERSON
                         1,003,704
------------------------------------------------------------------------
     (12)  CHECK BOX IF THE AGGREGATE AMOUNT
           IN ROW (11) EXCLUDES CERTAIN SHARES**                  / /
------------------------------------------------------------------------
     (13)  PERCENT OF CLASS REPRESENTED
           BY AMOUNT IN ROW (11)
                         13.79%
------------------------------------------------------------------------
     (14)  TYPE OF REPORTING PERSON**
                         IN
------------------------------------------------------------------------
         **SEE INSTRUCTIONS BEFORE FILLING OUT!

                              PAGE 11 OF 21 PAGES

     The Schedule 13D, initially filed on March 30, 1990, as amended, of
(i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"), (iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"), (iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"), (v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, and (viii) Jonas Gerstl and
(ix) James McLaren, relating to the common stock, $0.01 par value per share (the "Common Stock") issued by AEP Industries, Inc. (the "Company"), is hereby amended by this Amendment No. 23 to the Schedule 13D as follows:

     The third paragraph of Item 3 of Amendment #22 is hereby corrected as follows:

     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman and his immediate family (including his brother and his brother's wife), is approximately $1,959,557.

Item 3 is hereby amended and restated in its entirety as follows:

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, BEV Partners and Jonas Partners is approximately $4,298,889, $14,988,125, $3,142, $1,015,630 and $326,731, respectively.

     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg, and by members of his immediate family, is approximately $60,011.

    The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman and his immediate family (including his brother and his brother's wife), is approximately $1,941,469.

     The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher, is approximately $44,130.

     The shares of Common Stock purchased by EGS Associates, Bev Partners and Jonas Partners were purchased with their investment capital (see Item 5(v)), and the shares of Common Stock purchased by EGS Partners were purchased with investment capital of the respective discretionary accounts under management of EGS Partners (the "Managed Accounts"). The shares of Common Stock purchased by Mr. Ehrman were purchased with personal funds, trust funds, or the funds of members of his immediate family.

                              PAGE 12 OF 21 PAGES

     The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discretionary account under its management. Such margin accounts are maintained at NationsBanc Montgomery Securities, and may from time to time have debit balances. Non-margin accounts are maintained at Bankers Trust Company. Since other securities are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his IRA account maintained at NationsBanc Montgomery Securities and in margin accounts maintained at Goldman, Sachs & Co., or are beneficially owned by members of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at NationsBanc Montgomery Securities. The shares owned by Mr. Ehrman are held in accounts maintained at NationsBanc Montgomery Securities, or are beneficially owned by members of his immediate family (including his brother and his brother's wife). Currently, the interest rate charged on such various margin accounts is approximately 7.75% per annum.

Item 5 is hereby amended and restated in its entirety as follows:

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

     The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 7,277,701 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 1, 1998, as reflected in the company's report on Form 10-Q filed with the Securities and Exchange Commission (the "Commission") for the period ended July 31, 1998 (which is the most recent Form 10-Q on file).

     As of the close of business on September 15, 1998:

     (i) EGS Associates owns beneficially 265,637 shares of Common Stock, constituting approximately 3.65% of the shares outstanding.

    (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 622,211 shares (constituting approximately 8.55% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 414 shares of Common Stock purchased for EGS Overseas (constituting approximately .01% of the shares outstanding), which, when aggregated, total 622,625 shares of Common Stock, constituting approximately 8.56% of the shares outstanding.

   (iii) Bev Partners owns beneficially 94,557 shares of Common Stock, constituting approximately 1.30% of the shares outstanding.

                              PAGE 13 OF 21 PAGES

    (iv) Jonas Partners owns 20,883 shares of Common Stock, constituting less than 1% of the shares outstanding.

     (v) Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family (including his brother and his brother's wife), 86,178 shares of Common Stock, constituting approximately 1.18% of the shares outstanding.

    (vi) Mr. Greenberg owns directly, and beneficially through ownership by members of his immediate family, 6,702 shares of Common Stock, constituting less than 1% of the shares outstanding.

   (vii) Mr. Ketcher owns directly 5,802 shares of Common Stock, constituting less than 1% of the shares outstanding.

  (viii) Mr. McLaren owns directly 1,000 shares of Common Stock, constituting less than 1% of the shares outstanding.

  (viii)  Messrs. Gerstl and Lautman own directly no shares of Common
Stock.

     By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 265,637 shares beneficially owned by EGS Associates, the 622,625 shares beneficially owned by EGS Partners, the 94,557 shares beneficially owned by Bev Partners and the 20,883 shares beneficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 1,003,704 shares of Common Stock, constituting approximately 13.79% of the shares outstanding.

   (ix) In the aggregate, the Reporting Persons beneficially own a total of 1,103,384 shares of Common Stock, constituting approximately 15.18% of the shares outstanding.

     (b) (i) Each of EGS Associates, EGS Partners (with respect to shares of EGS Overseas and other discretionary accounts), Bev Partners and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Over one such discretionary account, however, EGS Partners does not have voting authority. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.

        (ii) Each Reporting Person that is an individual has the sole power to vote and dispose of the shares owned directly by him. Mr. Greenberg has no power to vote and shared power to dispose of shares owned by members of his immediate family. Mr. Ehrman has no power to vote and shared power to dispose of shares owned by members of his immediate family (including his brother and his brother's wife).

                              PAGE 14 OF 21 PAGES

     (c) The trading dates, number of shares of Common Stock purchased or sold and price per share for all transactions in the Common Stock from the 60th day prior to September 4th until September 15th, 1998 by Mr. Ehrman, EGS Associates, EGS Partners, (excluding EGS Overseas), Bev Partners, and Jonas Partners are set forth in Schedules A, B, C, D, and E, respectively. All such transactions were effected in the over-the-counter market. During such period, EGS Overseas, and Messrs. Greenberg, Ketcher, Gerstl, McLaren and Lautman did not enter into any transactions in the Common Stock.

     (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.





































                              PAGE 15 OF 21 PAGES

                              SIGNATURES

     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  --------------------     /s/------------------------------------
                                 William Ehrman, individually, as
                                 member of EGS PARTNERS, L.L.C., and as
                                 general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                 and JONAS PARTNERS, L.P.

                                 /s/------------------------------------
                                 Frederic Greenberg, individually, as
                                 member of EGS PARTNERS, L.L.C., and
                                 as general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                 and JONAS PARTNERS, L.P.

                                 /s/------------------------------------
                                 Frederick Ketcher, individually, as
                                 member of EGS PARTNERS, L.L.C. and as
                                 general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                 and JONAS PARTNERS, L.P.

                                 /s/------------------------------------
                                 Jonas Gerstl, individually, as member
                                 of EGS PARTNERS, L.L.C., and as
                                 general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                 and JONAS PARTNERS, L.P.

                                 /s/------------------------------------
                                 James McLaren, individually, as member
                                 of EGS PARTNERS, L.L.C., and as
                                 general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                 and JONAS PARTNERS, L.P.

                                 /s/------------------------------------
                                 William D. Lautman, individually, as
                                 member of EGS PARTNERS, L.L.C., and as
                                 general partner of each of EGS
                                 ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                 and JONAS PARTNERS, L.P.



                              PAGE 16 OF 21 PAGES

                              Schedule A

                            William Ehrman

                    Transactions in the Common Stock

                                                    Price Per Share
     Date of                  Number of               (including
   Transaction          Shares Purchased/(Sold)    Commissions, if any)

	8/25/98	(800)*	Transfer






























_______________________
* Shares previously held in an account for the benefit of Mr. Ehrman's brother.






                              PAGE 17 OF 21 PAGES

                                 Schedule B

                            EGS Associates, L.P.

                       Transactions in the Common Stock

                                                    Price Per Share
     Date of                  Number of               (including
   Transaction          Shares Purchased/(Sold)    Commissions, if any)

	07/07/98	600	22.20
	07/08/98	200	22.07
	07/09/98	300	22.07
	07/13/98	1,700	21.36
	07/15/98	600	21.00
	07/17/98	1,000	21.56
	07/21/98	400	21.57
	07/23/98	200	21.57
	07/24/98	200	21.57
	07/27/98	600	21.15
	08/03/98	700	21.03
	08/04/98	300	20.51
	08/04/98	500	21.06
	08/05/98	742	19.08
	08/06/98	600	18.61
	08/10/98	500	18.32
	08/11/98	1,485	17.22
	08/12/98	947	17.12
	08/12/98	538	17.02
	08/13/98	563	17.06
	08/14/98	965	17.05
	08/17/98	127	16.81
	08/17/98	486	17.25
	08/18/98	483	17.09
	08/18/98	432	17.13
	08/19/98	300	17.20
	08/20/98	1,000	17.06
	08/24/98	563	16.96
	08/24/98	102	17.06
	08/25/98	406	16.94
	08/25/98	100	16.94
	08/26/98	940	16.76
	08/27/98	1,305	16.17
	08/27/98	256	16.19
	08/31/98	1,300	16.50
	09/01/98	457	16.31
	09/04/98	15,960	15.56
	09/04/98	985	16.14
	09/08/98	186	16.42
	09/09/98	1,930	16.13

                              PAGE 18 OF 21 PAGES

                                   Schedule C

                               EGS Partners, L.L.C.

                       (Excluding EGS Overseas Fund, Ltd.)

                        Transactions in the Common Stock

                                                     Price Per Share
     Date of                  Number of                (including
   Transaction        Shares Purchased/(Sold)      Commissions, if any)

	07/10/98	400	22.07
	07/16/98	700	21.57
	07/17/98	200	21.57
	07/28/98	400	21.20
	07/29/98	600	20.95
	07/30/98	800	21.04
	07/31/98	1,100	21.25
	08/05/98	1,909	19.08
	08/07/98	1,000	18.86
	08/11/98	3,816	17.22
	08/12/98	2,435	17.12
	08/12/98	1,381	17.02
	08/13/98	1,448	17.06
	08/14/98	2,508	17.05
	08/17/98	330	16.81
	08/17/98	1,251	17.25
	08/18/98	1,254	17.09
	08/18/98	1,122	17.13
	08/24/98	1,448	16.96
	08/24/98	264	17.06
	08/25/98	1,056	16.94
	08/26/98	2,442	16.76
	08/27/98	3,356	16.17
	08/27/98	658	16.19
	08/31/98	1,600	16.50
	09/01/98	1,188	16.31
	09/02/98	900	16.38
	09/03/98	500	16.27
	09/04/98	38,520	15.56
	09/04/98	2,375	16.14
	09/08/98	450	16.42
	09/09/98	5,015	16.13
	09/10/98	5,000	16.25
	09/11/98	400	18.01
	09/14/98	1,300	9.94
	09/15/98	1,200	20.65



                               PAGE 19 OF 21 PAGES

                                  Schedule D

                              Bev Partners, L.P.

                          Transactions in the Common Stock

                                                     Price Per Share
     Date of                  Number of             (excluding
   Transaction          Shares Purchased/(Sold)    Commissions, if any)

	08/05/98	249	19.08
	08/11/98	499	17.22
	08/12/98	318	17.12
	08/12/98	181	17.02
	08/13/98	189	17.06
	08/14/98	327	17.05
	08/17/98	43	16.81
	08/17/98	163	17.25
	08/18/98	163	17.09
	08/18/98	146	17.13
	08/21/98	1,000	16.92
	08/24/98	189	16.96
	08/24/98	34	17.06
	08/25/98	138	16.94
	08/26/98	318	16.76
	08/27/98	439	16.17
	08/27/98	86	16.19
	09/01/98	155	16.31
	09/04/98	5,520	15.56
	09/04/98	340	16.14
	09/08/98	64	16.42
	09/09/98	500	16.07
	09/09/98	655	16.13
	09/10/98	200	16.45

















                               PAGE 20 OF 21 PAGES

                                   Schedule E

                              Jonas Partners, L.P.


                        Transactions in the Common Stock

                              Price Per Share
     Date of                     Number of             (excluding
   Transaction            Shares Purchased/(Sold)   Commissions, if any)

	8/11/98	500	17.32







































                               PAGE 21 OF 21 PAGES